Mark L. Silow
Direct Dial: (215) 299-2099
Email Address: msilow@foxrothschild.com

July 15, 2008

Univest Corporation of Pennsylvania
14 North Main Street
Souderton, PA 18964

Re: Univest Corporation of Pennsylvania Deferred Salary Savings Plan

Dear Gentlemen:

You have requested our opinion as to whether the Deferred Salary Savings Plan (the *"Plan"*) adopted by Univest Corporation of Pennsylvania (The *"Company"*) remains in compliance with Section 401 of the Internal Revenue Code of 1986, as amended (the *"Code"*), and with the Employee Retirement Income Security Act of 1974, as amended (*"ERISA"*).

The Plan received a determination letter dated September 3, 2002 from the Internal Revenue Service (*"IRS"*) that the plan, as restated on February 20, 2002, met the requirements of a qualified plan under Section 401(a) of the Code. The Plan has been amended on several occasions since the date of said determination letter.

In connection with the rendering of this opinion, we have examined the Plan and all amendments thereto. We have also examined such corporate records of the Company as we consider necessary for the purpose of this opinion. As to various questions of fact material to the opinions expressed below, we have relied, without independent investigation, on oral or written statements, letters or certificates of public officials or officers for the Company. With respect to such factual matters upon which legal conclusions expressed below are based, we have not undertaken any independent audit, examination, investigation or inspection of the matters described or contained in such statements, letters, or certificates, and have relied solely upon the facts and circumstances described therein. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures not actually witnessed by us, the legal capacity of all natural persons executing instruments or documents examined or relied upon by us (whether on their own behalf or on behalf of an entity), and the completeness and conformity to original documents of all documents submitted to us as certified, conformed, photostatic, telecopied or draft copies.

Our opinion concerning compliance of the Plan with the Code and ERISA is necessarily based on our present understanding of the applicable requirements of the Code and ERISA. In addition, this letter relates only to the Plan's tax status under Section 401 of the Code and its status under ERISA, and further relates to the Plan's provisions as specifically set forth in writing, and not to its operation. Furthermore, this opinion is given as of the date hereof. We undertake no obligation, and hereby specifically disclaim any obligation, to advise of any change in any matter set forth herein.

Based on the foregoing reviews, understandings and assumptions, and subject to the exceptions and limitations described above, we are of the opinion that:

1. The Plan continues to be in substantial compliance with the requirements of Section 401(a) of the Code; and

2. The Plan substantially complies with the applicable portions of ERISA that did not amend the Code.

We hereby consent to the use of this opinion as an Exhibit to the Company's Registration Statement on Form S-8 and to the reference to us under the caption *"Legal Opinions,"* and any amendments thereto, filed in connection with the Plan. In giving this consent, we do not hereby admit that we come within a category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations thereunder.

Sincerely,

Fox Rothschild, LLP

By: Mark L. Silow